Filed by: Weyerhaeuser Company
Pursuant to Rule 425 under the
Securities Act of 1933 Subject Company: Weyerhaeuser Company
Commission File No.: 333-140411

On March 7, 2007, Weyerhaeuser Company issued the following press release:

For immediate release
For more information contact:

Media - Frank Mendizabal (253) 924-3357
Analysts - Kathryn McAuley (253) 924-2058

Weyerhaeuser Announces Results of Exchange Offer, Closes Transaction with Domtar Inc.

FEDERAL WAY, Wash. (March 7, 2007) - Weyerhaeuser Company (NYSE: WY) today announced the results of its exchange offer and the closing of its transaction to combine its Fine Paper business and related assets with Domtar Inc.

The transaction creates a new company called Domtar Corporation (NYSE:UFS).

Under the terms of the transaction, Weyerhaeuser received $1.35 billion in cash and distributed ownership of its Fine Paper business and related assets to Weyerhaeuser shareholders in the exchange offer.

“The completion of this transaction generates significant value for Weyerhaeuser shareholders,” said Steven R. Rogel, chairman, president and chief executive officer. “Our focus is to continue to execute strategies that will drive additional value for our shareholders.”

Exchange Offer

Pursuant to the exchange offer, which expired at midnight on March 6, 2007, Weyerhaeuser announced today that it has accepted a total of 25,490,196 common shares of Weyerhaeuser Company and exchangeable shares of Weyerhaeuser Company Limited exchange for 284,067,852 shares of Domtar Corporation common stock.

Under the terms of the exchange offer, 11.1442 shares of Domtar Corporation common stock will be exchanged for each Weyerhaeuser common share and exchangeable share accepted for exchange in the offer.

According to the exchange agent and the Canadian depositary for the offer, a total of 116,470,356 Weyerhaeuser common shares and exchangeable shares were validly tendered and not withdrawn prior to the expiration of the exchange offer, including 62,236,630 shares tendered pursuant to guaranteed delivery procedures. The total shares tendered include 181,122 Weyerhaeuser shares tendered by odd lot shareholders not subject to proration.

Because more than 25,490,196 Weyerhaeuser shares have been tendered, the exchange of shares of Domtar Corporation for Weyerhaeuser shares will be subject to proration. Based on the total number of Weyerhaeuser shares reported to be tendered prior to the expiration of the exchange offer, it is estimated that approximately 21.76 percent of the Weyerhaeuser common shares and Weyerhaeuser exchangeable shares validly tendered will be accepted for exchange. Unexchanged shares will be returned to tendering shareholders.

Weyerhaeuser will not be able to determine the final proration factor until the delivery of Weyerhaeuser shares tendered by guaranteed delivery is completed, which may be the close of business on March 9, 2007. Weyerhaeuser will publicly announce the final proration factor after it has been determined, which may be different than today’s estimate.

Under terms of the offer, fractional shares of Domtar Corporation common stock will not be exchanged. Instead, fractional shares will be aggregated and sold, and the net cash proceeds of such sale will be distributed to tendering shareholders with fractional interests.

Because more than 25,490,196 Weyerhaeuser common shares and exchangeable shares were tendered, all shares of Domtar Corporation common stock owned by Weyerhaeuser will be exchanged in the exchange offer, and no Domtar Corporation shares will be distributed as a pro rata dividend to Weyerhaeuser shareholders.

Closing of Transaction

Weyerhaeuser today also announced the completion of the contribution of its Fine Paper business to Domtar Corporation and the effectiveness of the plan of arrangement between Domtar Corporation and Domtar Inc. (NYSE: DTC).

Domtar Corporation (NYSE/TSE: UFS) common stock has been approved for listing on the New York Stock Exchange and the Toronto Stock Exchange. It is anticipated that trading on such exchanges on a when-distributed basis will begin today.

About Weyerhaeuser

Weyerhaeuser Company, one of the world’s largest integrated forest products companies, was incorporated in 1900. In 2006, sales were $21.9 billion. It has offices or operations in 18 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser’s businesses, products and practices is available at www.weyerhaeuser.com.

Additional Information

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities or a recommendation as to whether you should participate in the exchange offer announced previously. The exchange offer is made solely by the Prospectus-Offer to Exchange and related letters of transmittal.

Investors and shareholders are urged to read the Prospectus-Offer to Exchange, and any other relevant documents filed with the Securities and Exchange Commission, when they become available and before making any investment decisions. You can obtain a free copy of the Prospectus-Offer to Exchange and other related documents filed by Weyerhaeuser or Domtar Corporation with the Securities and Exchange Commission at www.sec.gov.

Forward-Looking Statements

Information in this communication contains forward-looking statements, which are based on the current plans and expectations of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated. A list of factors that could cause actual results to differ materially from those expressed in, or underlying, those forward-looking statements is detailed in the filings of Weyerhaeuser and Domtar Corporation with the Securities and Exchange Commission, such as annual and quarterly reports and the Prospectus-Offer to Exchange. None of Weyerhaeuser, Domtar Corporation or Domtar Inc. assume any obligation to update or revise these forward-looking statements to reflect new events or circumstances.